

March 25, 2011

Rodney Bingham
President
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, TX 78666

> **Re:** **Thermon Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amended March 14, 2011**
> **File No. 333-172007**

Dear Mr. Bingham:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comments 11, 12, 14, 15, 31, 34 and 45. We may have further comment after reviewing the completed filing.

Graphics

2.   Briefly describe in your graphics what and how registrant's service or product relates to the pictures depicted. We note that you do not construct or operate refineries, chemical complexes or gas to liquid facilities. Also confirm that the facilities depicted are facilities in which your products are installed.

Prospectus Summary, page 1

3.   We reissue prior comment 2 because your summary:

- continues to include lengthy and repetitive descriptions of your business and strategy; and

- recites extensive details about the positive aspects of your business and this offering while only including one-sentence summaries of the risks you face, and does not appear to include balancing details regarding the information you present, including the net losses you incurred as of the most recent fiscal period.

4.   From your response to prior comment 5 and disclosure on pages 54 and 55 it appears that strong revenue visibility does not include strong visibility into the timing for recognizing revenue out of backlog. Please revise your disclosure at the bottom of page 4 to clarify the extent of your revenue visibility.

Drive growth through . . ., page 5

5.   Given that you continue to highlight in your summary the "framework agreements," it appears you believe such agreements are among the most significant aspects of your offering. Therefore, we reissue the last sentence of prior comment 6.

Risk Factors, page 16

6.   Although you may not currently intend to take advantage of the "controlled company" exceptions, as indicated in your response to prior comment 8, it continues to appear that you will be eligible to do so at any time upon your election. Please expand your response accordingly.

7.   Given the numerous director resignations you expect to occur after this offering and your disclosed current intention of complying with exchange listing rules at a future date, please provide us your analysis of the materiality of the risk that investors in this offering will be unable to assess the qualifications and experience of a significant portion of your board since it appears they will not be appointed until after this offering.

Liquidity and Capital Resources, page 66

8.   We note your decision to permanently invest earnings in foreign jurisdictions in response to prior comment 39. Please provide disclosure of the cash and investment amounts held by foreign subsidiaries. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial

flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and
Financial Reporting Codification Section 501.06.a.

Manufacturing . . ., page 86

9.   Your revisions in response to prior comment 25 appear to address only the increase in
        size of your San Marco facility, not the increase in production capacity of that facility.
        Therefore, we reissue prior comment 25.

Composition of the board . . ., page 95

10.   Please expand to disclose the impact to the "important" balance of your board that will
        result from the expected resignations noted on page 92. Add any appropriate risk factors.

Committees of the board . . ., page 95

11.   Please expand your revisions in response to prior comment 28 to clarify how you intend
        to comply with the transition provisions you note. For example, do you intend to appoint
        new directors shortly after this offering or add to the committees from your existing
        board?

Principal and Selling Stockholders, page 111

12.   Please expand note 2 to clarify how "priority" will be given to employee stockholders,
        including to which stockholders that priority will be given.

Relationships, page 134

13.   We note your revised disclosure indicating the certain underwriters or their affiliates are
        lenders. Please revise to identify these underwriters. Also revise to identify the "certain"
        underwriters that have engaged in commercial and investment banking transactions with
        you.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Robert L. Verigan, Esq. – Sidley Austin LLP